United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2016

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            .)

Table of Contents:

Press Release	3
Signature Page	6

Press Release

Vale informs about agreement reached with Brazilian authorities

Rio de Janeiro, March 2, 2016 — Vale S.A (Vale) informs that Samarco Mineração S.A (Samarco) and its two shareholders, Vale and BHP Billiton Brasil LTDA (BHPB Brasil) have entered into an agreement with the Federal Attorney General of Brazil, the States of Espírito Santo and Minas Gerais and certain other public authorities (Brazilian Authorities) for the restoration of the environment and communities affected by the Samarco dam failure.

The Agreement provides a long-term remedial and compensation framework for responding to the impact of the Samarco tragedy.

Samarco, Vale and BHP Billiton Brasil will establish a Foundation that will develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

There are two broad types of programs included in the Agreement:

•            Reparatory Programs to restore the environment, local communities and the social condition of the affected areas; and

•            Compensatory Programs to provide compensation where remediation is not possible, and to provide compensation on a goodwill basis for certain special projects going beyond make-good and strict compensation (including improvements to sewage systems and landfill management in the river basin).

The Foundation will be governed by a seven member Board, with Samarco, BHP Billiton Brasil, and Vale each appointing two members and the Brazilian Authorities appointing one member.  The Foundation will be assisted in its work by an advisory panel that will include technical experts, regulators and community representatives.

The Foundation will submit remediation and compensation programs for approval to a Council consisting of representatives of the Brazilian Authorities.  The Foundation’s activities will be subject to independent external audit.

The term of the Agreement is 15 years, renewable for periods of one year successively until all obligations under the Agreement have been performed.

Samarco will fund the Foundation with contributions as follows (calendar years):

•            BRL 2 billion (approximately US$500 million) in 2016, less the amount of funds already spent on, or allocated to, remediation and compensation activity(1),

•            BRL 1.2 billion (approximately US$300 million) in 2017, and

•            BRL 1.2 billion (approximately US$300 million) in 2018.

(1)  For example, amounts already paid by Samarco, or held in Court or frozen accounts.

From 2019 to 2021, annual contributions to the Foundation will be set based on an amount sufficient to undertake remaining remediation and compensation projects. Annual reference amounts for these contributions will range from BRL800 million to BRL1,600 million.

From signature of the agreement, the Foundation will allocate an annual amount of BRL240 million, for a period of 15 years, to the execution of compensation projects. These annual amounts are already included in the first six years contributions. There is also a one time contribution of BRL500 million for basic sanitation in the affected areas.

Samarco is currently unable to conduct ordinary mining and processing. Samarco management is working on a plan that would permit it to resume operations, but the feasibility, timing and scope of restarting remain uncertain.  Samarco and its shareholders are hopeful that Samarco will be able to resume operations and to generate all or a substantial part of the funding required under the agreement.

To the extent Samarco does not meet its funding obligations, each of Vale and BHP Billiton Brasil is liable in proportion to its 50 per cent shareholding in Samarco.

Samarco will continue to conduct and fund the humanitarian and environmental recovery and remediation work until the Foundation is operational, which is likely to be in the next few months.

The Agreement is subject to Court approval, and if approved, will settle the civil public claim commenced on 30 November 2015, by the Brazilian Authorities against Samarco, Vale and BHP Billiton Brasil which sought the establishment of a fund of up to BRL20 billion in aggregate for clean-up costs and damages relating to the dam failure on 5 November 2015.

The Agreement does not cover private civil claims, other public civil claims, or criminal charges.

Vale Chief Executive Officer, Murilo Ferreira said: “Today represents a turning-point for all those involved, as an agreement is always better than a legal dispute. This agreement will help us to accelerate the environmental remediation measures and the reparations for the people affected, contributing further to all that Samarco has been doing from the very beginning.”

BHP Billiton Chief Executive Officer, Andrew Mackenzie said: “This Agreement is an important step forward in supporting the long-term recovery of the communities and environment affected by the Samarco dam failure. It provides a platform for the parties to work together to support the remediation of affected areas. This agreement demonstrates our commitment to repairing the damage caused and contributing to a lasting improvement in the Rio Doce.”

For further information, please contact:

+55-21-3485-3900

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: March 02, 2016		Rogerio T. Nogueira
Director of Investor Relations